



Building Leadership in Building Materials • TXI Annual Report





COMPANY PROFILE

TXI is a leading supplier of building materials, primarily cement and structural steel.

The Company's principal cement markets are Texas and California, the two largest cement markets in the United States as well as the two states receiving the largest increases in highway funding under the federal transportation act. TXI is the largest cement producer in Texas.

In structural steel, the Company is the second largest supplier in North America, providing materials to nonresidential markets throughout the continent.

Our strategy focuses on achieving leadership positions in desirable markets while maintaining a low-cost profile. The innovation of new products and processes, particularly in the area of recycling, is key to maintaining and enhancing TXI's competitive strengths.

TABLE OF CONTENTS

To Our Shareholders



Bob Rogers
President and CEO

The last year was a challenging one for the U.S. economy – and for TXI. Even so, fiscal 2002 earnings nearly doubled from the previous year to $51.3 million, or $2.38 per share. While the increase was significant, income still remained far below potential.

The terrible events of last September disrupted life and enterprise in ways that were impossible to anticipate. As a result, we all realize more than ever that the world has gotten smaller – and certainly less certain. In this environment, it's critical to focus on priorities and at TXI this means building leadership in our markets and maintaining a low-cost profile. During the year, the Company kept its focus on both.

Our recent North Texas cement expansion ran for its first full year and met expectations, enlarging TXI's position as the largest cement supplier in Texas. Cost reductions improved our competitive position in structural steel while production continued to increase at the Virginia steel facility.

The near-term priority in our cement operations will be the maximization of production efficiency at the North Texas cement plant. Steel operations will continue to focus on cost reduction and further production improvement in Virginia.

FISCAL 2002 Operating profit for the cement, aggregate and concrete operations during fiscal 2002 was $119.2 million, roughly equaling that of the prior year after adjusting for a real estate gain in 2001. While the national economic outlook remains uncertain, TXI's cement markets are stable. Cement consumption continues to exceed capacity in both Texas and California.

Building market leadership while maintaining a low-cost manufacturing profile has been the basis of the Company's culture and strategy for over fifty years.





TXI products are used in all types of construction. To compete successfully, we combine the latest in information system technology with the most advanced equipment and then give empowered employees authority and responsibility for results.



Structural steel showed significant improvement compared to last year, moving from an operating loss of $22.5 million to an operating profit of $31.4 million. The recent results reflect cost and shipment improvements.

While most of the U.S. steel industry faces a long-term rationalization process, the structural steel niche is closer to completing its evolution. However, our markets will continue to be very competitive until U.S. and world wide consumption of structural steel recovers. As a low-cost supplier during this transition, TXI is positioned to maintain and even increase its market share in order to build on our position as the second largest structural steel supplier in North America.

BUILDING ON A STRONG FINANCIAL BASE Cash flow *from operations during 2002 resulted in debt reductions of* $139 million, bringing TXI's leverage down to 33% debt to total capital. This was an outstanding accomplishment during a poor earnings year, further reflecting TXI's strong cost position and a very focused effort to conserve capital in every area of the Company.

BUILDING ON LEADERSHIP In this year's annual report, the chief operating officers of TXI's cement and steel operations review the keys to succeeding in their businesses. Building market leadership while maintaining a low-cost manufacturing profile has been the basis of the Company's culture and strategy for over fifty years. The world may have changed but these principles have not.

"Focus" is simply a way of saying that employees put their minds, imagination and hearts towards common priorities. We all realize that the Company has a lot of work to complete in order to generate the returns shareholders expect and deserve. The last year indicated that TXI people will be up to the task.

Robert D. Rogers
President and CEO
July 9, 2002







TXI's Virginia steel facility is designed to make a wide range of structural steel products at extremely low cost. The latest technology is employed to melt recycled steel (right), to form intermediate products (below) and to roll finished beams (above).



Building Leadership in Structural Steel



Tommy A. Valenta
Executive Vice President – Steel

As the second largest supplier of structural steel products in North America, TXI Chaparral Steel supplies the continent and competes globally. Nonresidential structures – everything from commercial office buildings to warehouses, shopping centers and schools – use most of the product we make.

To be successful in the world steel economy, even if our market is primarily North America, we must be a low-cost supplier and lead in satisfying customer requirements. The world keeps changing, which means both our customers' expectations and our competitors' capabilities change as well. So to succeed, we must also be willing to lead in changing. The status quo is just not acceptable.

Our success depends on creating an environment that encourages people to challenge conventional wisdom. It depends on putting the right people in the right jobs with a passion for what they do. It also means allowing people to make mistakes as long as growth and learning occur.

The right people and the right environment are the key ingredients for innovation. People with a passion for what they do find new ways to look at a steel fabricator's business and develop new service and delivery solutions. They view a rolling mill bottleneck as an opportunity to increase efficiency. They see steel market volatility as a chance to enhance our competitive position.

But bottom line results must come as well. Cost reduction, innovation and increased customer focus have been our priorities for the last three years. Unfortunately, due to extreme volatility in the structural steel market, the bottom line for TXI steel has yet to reflect much progress. Like the status quo, this just isn't acceptable.

Our success depends on creating an environment that encourages people to challenge conventional wisdom. It depends on putting the right people in the right jobs with a passion for what they do.

Demand for structural steel, exchange rate fluctuations and the state of worldwide structural steel capacity are beyond our control. However, increasing our competitive position by improving efficiencies and improving customer service is very much within our power. In the last year, our Virginia steel facility has generated the right cost and production trends and these gains will be expanded in the coming year. Efforts to get closer to our customers are also creating the opportunities to improve our market position.

TXI's steel operations are certainly changing. Our employee team is driving that change and ultimately will create a much better bottom line. Even then, we will still be looking for ways to challenge the way things get done.



TXI's North Texas cement plant expansion enhances the Company's position as the largest cement supplier in the state. Combining state-of-the-art production equipment with highly efficient distribution systems maintains the Company's low-cost profile.




txi

Building Leadership in Cement



Mel G. Brekhus
Executive Vice President – Cement

Cement is the most versatile building material on earth and is used in virtually all building applications. About half of TXI's sales supply public works projects while the other half is evenly distributed between residential and commercial construction. TXI's primary markets are the Texas and California regions, the two largest cement markets in the United States. The long-term construction outlook for both regions is very favorable due to expectations for population and employment growth.

These fundamentals lay a solid foundation for a bright future for TXI, but we know that we must also be a market leader and maintain a low-cost profile to be successful long-term.

Being a market leader means more than being the number one or number two supplier in the marketplace. We must also build and improve our market leadership by knowing our customers' businesses as well as they do, if not better. We will then not only supply superior products but also outstanding service.

Assuring that we are the low-cost supplier in the marketplace will further enhance TXI's leadership position. Everyone we compete with faces the same volatility in energy costs. They enjoy similar labor markets and are challenged by complex distribution requirements. The key to success will be efficient execution. This means producing the most tons of cement per man-hour at the lowest consumption of energy per ton possible, and then delivering the low-cost cement through efficient distribution channels. To accomplish this goal, we must combine state-of-the-art equipment with employees who are passionate about achieving low-cost status.

Being a market leader means more than being the number one or number two supplier in the marketplace.

Are we where we want to be in our quest for market leadership? Not in every case, but we're well on our way.

In Texas, we're number one in low-cost production and distribution of cement. Since the successful start-up of the expansion and modernization of our North Texas plant, our marketing, sales and distribution teams have us well positioned to capitalize on the efficiencies we're gaining from this additional low-cost production. The full benefits of this expansion should be realized over the coming year.

In California, we have developed a solid customer base and continue to position ourselves for a future that will see us modernize and expand our cement manufacturing in a fashion similar to Texas. The perseverance of our California team will allow them to reap the rewards of their efforts in the near future.

Empowered employees have made TXI's cement operations the best in Texas, and we're just getting started in California. In many of our aggregate, concrete and consumer products markets we hold strong leadership positions. In markets where we do not, we simply have opportunities to enhance TXI's overall stance as a premier supplier of building materials in the markets we serve.

FINANCIAL TABLE OF CONTENTS

SELECTED FINANCIAL DATA

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

$ In thousands except per share	**2002**	2001	2000	1999	1998
RESULTS OF OPERATIONS					
Net sales	$1,344,920	$1,252,232	$1,306,407	$1,126,800	$1,196,275
Operating profit	150,615	112,219	184,955	178,260	195,251
Net income	51,276	26,223	69,829	88,743	102,130
Return on average common equity	7.0%	3.7%	10.6%	14.9%	20.5%
PER SHARE INFORMATION					
Net income (diluted)	$ 2.38	$ 1.24	$ 3.15	$ 3.92	$ 4.69
Cash dividends	.30	.30	.30	.30	.30
Book value	35.43	33.43	32.30	29.28	25.36
FOR THE YEAR					
Cash from operations*	$ 170,973	$ 151,178	$ 155,565	$ 242,225	$ 215,020
Capital expenditures	29,662	136,892	317,096	475,464	440,781
YEAR END POSITION					
Total assets	$1,773,277	$ 1,857,361	$1,815,680	$1,531,053	$ 1,185,831
Net working capital	202,614	192,992	203,739	162,411	226,968
Long-term debt	474,963	614,250	623,284	456,365	405,749
Preferred securities	200,000	200,000	200,000	200,000	—
Shareholders' equity	762,410	712,245	698,026	632,550	553,326
Long-term debt to total capitalization	33.0%	40.2%	41.0%	35.4%	42.3%
OTHER INFORMATION					
Diluted average common shares outstanding (in 000's)	21,517	21,307	24,502	24,492	21,819
Number of common shareholders	2,758	3,109	3,326	3,546	3,630
Number of employees	4,400	4,400	4,500	4,200	4,100
Wages, salaries and employee benefits	$ 221,606	$ 222,070	$ 216,970	$ 189,722	$ 168,530
Common stock prices (high-low)	44 - 23	34 - 20	43 - 28	59 - 19	68 - 23

* *Includes $40 million in 2001 and $100 million in 1999 from sale of receivables.*

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The Company is a leading supplier of construction materials through two business segments: cement, aggregate and concrete products (the "CAC" segment); and structural steel and specialty bar products (the "Steel" segment). Through the CAC segment, the Company produces and sells cement, stone, sand and gravel, expanded shale and clay aggregate and concrete products. Through its Steel segment, the Company produces and sells structural steel, piling products, specialty bar products, merchant bar-quality rounds, reinforcing bar and channels.

The Company's CAC facilities are concentrated primarily in Texas, Louisiana and California, with several products marketed throughout the United States. The Company owns long-term reserves of limestone, the primary raw material for the production of cement. TXI's expansion of its Midlothian, Texas cement plant was completed during the May 2001 quarter, increasing the plant's productive capacity from 1.3 to 2.8 million tons per year.

The Company's steel facilities follow a market mill concept which entails producing a wide variety of products utilizing recycled steel obtained from crushed automobiles and other sources as its principal raw material. Steel products, sold principally to steel service centers, fabricators, cold finishers, forgers and original equipment manufacturers, are distributed primarily to markets in North America.

Both the CAC and Steel businesses require large amounts of capital investment, energy, labor and maintenance.

Corporate resources include administration, financial, legal, environmental, human resources and real estate activities which are not allocated to operations and are excluded from operating profit.

BUSINESS SEGMENTS

In thousands	2002	2001	2000
		Year ended May 31,	
TOTAL SALES			
Cement	$ 349,330	$ 326,065	$ 311,981
Ready-mix	231,543	235,201	263,375
Stone, sand & gravel	117,761	114,326	106,318
Structural mills	501,158	451,895	499,967
Bar mill	114,682	105,391	110,679
UNITS SHIPPED			
Cement (tons)	4,902	4,570	4,135
Ready-mix (cubic yards)	3,921	3,949	4,197
Stone, sand & gravel (tons)	21,152	20,834	19,653
Structural mills (tons)	1,498	1,286	1,470
Bar mill (tons)	383	324	331
NET SALES			
Cement	$ 276,964	$ 254,019	$ 234,790
Ready-mix	231,276	234,674	262,962
Stone, sand & gravel	85,319	80,547	74,061
Other products	115,046	108,761	107,954
TOTAL CAC	708,605	678,001	679,767
Structural mills	501,158	451,895	499,967
Bar mill	114,682	105,391	110,679
Other	20,475	16,945	15,994
TOTAL STEEL	636,315	574,231	626,640
TOTAL NET SALES	$1,344,920	$1,252,232	$1,306,407

BUSINESS SEGMENTS *continued*

In thousands	**2002**	2001	2000
		Year ended May 31,	
CAC OPERATIONS			
Gross profit	$ 210,559	$ 207,283	$ 248,645
Less: Depreciation, depletion & amortization	46,726	40,283	39,139
Selling, general & administrative	46,840	48,761	43,286
Other income	(2,241)	(16,506)	(3,497)
OPERATING PROFIT	119,234	134,745	169,717
STEEL OPERATIONS			
Gross profit	97,537	59,035	85,232
Less: Depreciation & amortization	52,503	59,884	57,033
Selling, general & administrative	27,693	24,940	25,399
Other income	(14,040)	(3,263)	(12,438)
OPERATING PROFIT (LOSS)	31,381	(22,526)	15,238
TOTAL OPERATING PROFIT	150,615	112,219	184,955
CORPORATE RESOURCES			
Other income	8,402	6,599	3,565
Less: Depreciation & amortization	1,508	1,218	1,092
Selling, general & administrative	31,279	31,968	39,711
	(24,385)	(26,587)	(37,238)
INTEREST EXPENSE	(42,680)	(37,061)	(32,743)
INCOME BEFORE TAXES & OTHER ITEMS	$ 83,550	$ 48,571	$ 114,974
CAPITAL EXPENDITURES			
CAC	$ 12,569	$ 107,692	$ 228,772
Steel	16,840	26,252	82,030
Corporate resources	253	2,948	6,294
	$ 29,662	$ 136,892	$ 317,096
IDENTIFIABLE ASSETS			
CAC	$ 663,229	$ 700,976	$ 637,485
Steel	1,009,749	1,039,083	1,063,499
Corporate resources	100,299	117,302	114,696
	$1,773,277	$1,857,361	$1,815,680

RESULTS OF OPERATIONS

Operating Profit - Fiscal 2002 Compared to Fiscal 2001

Operating profit at $150.6 million increased 34% from 2001. CAC profit declined $15.5 million on reduced cement margins and lower other income. Steel operating profit excluding pre-tax income from the Company's litigation against certain graphite electrode suppliers improved $44.7 million over the prior year on increased shipments and improved margins. In June 2002, the U.S. International Trade Commission failed to impose anti-dumping protection for certain future steel beams imported into the U.S. During the months of May and June 2002 the Euro strengthened 9.6% in relation to the U.S. dollar. Both of these factors suggest uncertainty as to the level of future European steel beam sales into the U.S.

Net Sales. Consolidated net sales at $1,344.9 million, increased $92.7 million from 2001. CAC net sales at $708.6 million were 5% above the prior year as demand for building materials in the Company's CAC markets remained solid. Total cement sales increased $23.3 million on 7% higher shipments. Average trade prices were comparable to the prior year. Ready-mix sales declined $3.7 million on somewhat lower volume and average prices. Aggregate sales increased $3.4 million on somewhat higher volumes and average prices. Wet weather in the Company's Texas markets limited ready-mix and aggregate shipments in the May 2002 quarter. Ready-mix volume declined 15% and aggregate shipments declined 17% from the prior year quarter.

Steel sales at $636.3 million were 11% above the prior year. Reduced imports improved the Company's market share. Structural steel sales increased $49.3 million on 16% higher shipments. Average realized prices, although 5% lower than the prior year, have increased 9% from the May 2001 quarter. Bar sales increased 9% for the year on 18% higher shipments at 8% lower realized prices.

Operating Costs. Consolidated cost of products sold including depreciation, depletion and amortization was $1,134.2 million, an increase of $52.2 million from 2001. CAC costs were $542.9 million, an increase of $36.0 million as a result of increased cement shipments and aggregate production and the impact of higher cement plant maintenance costs. Steel costs were $591.3 million, an increase of $16.2 million. Higher shipments increased costs $91.1 million offset by lower unit production costs due to improving efficiencies at the Virginia plant and lower scrap costs.

CAC selling, general and administrative expense including depreciation and amortization at $48.7 million decreased $4.1 million primarily due to lower incentive compensation and insurance expense offset in part by a $4.4 million increase in bad debt expense. Steel expense increased $2.8 million primarily due to a $4.1 million increase in bad debt expense offset by lower administrative and general expenses.

CAC other income includes routine sales of surplus operating assets which decreased $14.3 million from the prior year. Steel other income includes $9.6 million from the Company's litigation against certain graphite electrode suppliers.

Operating Profit - Fiscal 2001 compared to Fiscal 2000

Operating profit at $112.2 million decreased 39% from 2000. CAC profits declined $35.0 million. Lower realized prices and higher energy costs reduced margins. Steel operating profit declined $37.8 million. The impact of imports and growth in customer inventories on sales and higher energy costs reduced margins. Higher unit costs in the May 2001 quarter due to lower production to reduce inventories further reduced margins.

Net Sales. Consolidated net sales at $1,252.2 million, declined $54.2 million from 2000. CAC net sales at $678.0 million were comparable to the prior year. Demand remained solid for building materials in the Company's CAC markets. Total cement sales increased $14.1 million on 11% higher shipments. Average trade prices, which declined 6% from the prior year due to the impact of imports on supply, stabilized in the May 2001 quarter. Ready-mix sales declined $28.2 million on 6% lower volumes at 5% lower average prices. With the return to more normal weather conditions, volumes in the May 2001 quarter were up 5% from the prior year quarter. Aggregate sales increased $8.0 million on 6% higher shipments.

Steel sales at $574.2 million were $52.4 million below the prior year. Competition from imports and higher levels of customer inventories resulted in a decline in both shipments and prices of structural products. Structural steel shipments were 13% below the prior year. Although average realized prices for the year were up 3%, prices which had been increasing during the prior year peaked in the August 2000 quarter. Since the August quarter, prices declined 21%. Bar sales declined 5% for the year on 2% lower shipments and 3% lower realized prices.

Operating Costs. Consolidated cost of products sold including depreciation, depletion and amortization was $1,082.0 million, an increase of $17.5 million from 2000. CAC costs were $506.9 million, an increase of $40.9 million as a result of increased cement shipments and aggregate production and the impact of higher energy costs on unit costs. Steel costs were $575.1 million, a decrease of $23.4 million. Lower shipments reduced costs $56.3 million offset by higher unit production costs resulting from increased energy costs and lower production levels.

CAC selling, general and administrative expense including depreciation and amortization at $52.8 million increased $5.3 million primarily due to additional administrative expenses attributed to operations offset somewhat by $2.5 million lower incentive compensation. CAC other income increased due to gains from the disposal of surplus real estate amounting to $14.0 million in 2001. Steel expenses at $24.9 million decreased $500,000 due to $800,000 lower incentive compensation offset by increased selling costs. Steel other income in the prior year included $6.3 million from the Company's litigation against certain graphite electrode suppliers.

Corporate Resources

Selling, general and administrative expenses including depreciation and amortization at $32.8 million in 2002 decreased $400,000. This reflects a decrease of $3.4 million in costs associated with the Company's agreement to sell receivables offset by higher administrative and general expenses. Other income in 2002 increased $1.8 million primarily due to $2.7 million higher real estate income offset by lower investment income.

Selling, general and administrative expenses in 2001 decreased $7.6 million as the increased administrative expense attributed to operations and $3.9 million lower incentive accruals were offset in part by a $1.4 million increase in costs associated with the Company's agreement to sell receivables. Other income in 2001 increased $3.0 million primarily due to higher real estate income.

Interest Expense

Interest expense at $42.7 million in 2002, increased $5.6 million. This reflects a $10.0 million decrease in interest incurred as a result of lower average outstanding debt at lower interest rates offset by a $15.6 million decrease in interest capitalized. With the completion of the Company's major plant expansions no interest was capitalized in 2002.

Interest expense in 2001 increased $4.3 million from the prior year due to a $7.2 million increase in interest incurred as a result of higher average outstanding debt offset by a $2.9 million increase in interest capitalized.

Income Taxes

The Company's effective tax rate was 29.3% in 2002, 30.2% in 2001 and 32.8% in 2000. The primary reason that the current tax rate differs from the 35% statutory corporate rate is due to percentage depletion that is tax deductible and state income tax expense.

Dividends on Preferred Securities – Net of Tax

Dividends on preferred securities of subsidiary net of tax benefit amounted to $7.2 million in each of the three years in the period ending 2002.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Changes in the facts and circumstances could have a significant impact on the resulting financial statements. The Company believes the following critical accounting policies affect its more complex judgments and estimates.

Long-lived Assets. Management reviews long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and are significantly impacted by estimates of future prices for the Company's products, capital needs, economic trends and other factors.

Goodwill. Management tests goodwill for impairment at least annually. If the carrying amount of the goodwill exceeds its fair value an impairment loss is recognized. In applying a fair-value-based test, estimates are made of the expected future cash flows to be derived from the applicable reporting unit. Similar to the review for impairment of other long-lived assets, the resulting fair value determination is significantly impacted by estimates of future prices for the Company's products, capital needs, economic trends and other factors.

Environmental Liabilities. The Company is subject to environmental laws and regulations established by federal, state and local authorities, and makes provision for the estimated costs related to compliance when it is probable that a reasonably estimable liability has been incurred.

Receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. A reserve for doubtful accounts is maintained based on the length of time receivables are past due or the status of a customer's financial condition. If the Company is aware of a specific customer's inability to make required payments, specific amounts are added to the reserve.

LIQUIDITY AND CAPITAL RESOURCES

The Company's sources of liquidity, in addition to cash from operations, include a credit facility and an agreement to sell trade accounts receivable.

The Company has available a revolving credit facility which expires in March 2004. As provided by the terms of agreement, the Company has elected to reduce the borrowing capacity of the facility from $450 million to $350 million effective August 2, 2002. At May 31, 2002, $90.0 million was outstanding under the facility and an additional $111.4 million had been utilized to support letters of credit. The Company's total debt, including debt under the facility, is limited based on the ratio of debt to earnings before interest, taxes, depreciation and amortization. At May 31, 2002, $181.0 million of additional debt could have been incurred.

The Company's agreement to sell on a revolving basis an interest in a defined pool of trade accounts receivable of up to $125 million is subject to annual renewal. At May 31, 2002, the entire amount available under this agreement had been sold.

Cash from operations funded debt reductions of $139.3 million and capital expenditures of $29.7 million. The long-term debt to total capitalization ratio was reduced from 40.2% to 33.0%.

The Company generally finances its major capital expansion projects with cash from operations and long-term borrowing. Maintenance capital expenditures and working capital are funded by cash from operations. In addition, the Company leases certain mobile and other equipment used in its operations under operating leases which in the normal course of business are renewed or replaced by other leases.

At May 31, 2002, the Company's estimated future payments under its contractual obligations are summarized, as follows:

		Future Payments by Period			
In thousands	Total	2003	2004-2005	2006-2007	After 2007
Long-term debt	$484,191	$ 9,228	$185,480	$86,856	$202,627
Operating leases	76,750	24,357	21,105	10,597	20,691
Preferred securities of subsidiary	200,000	—	—	—	200,000
Total contractual obligations	$760,941	$33,585	$206,585	$97,453	$423,318

Future payments under leases exclude mineral rights which are insignificant and are generally required only for products produced. Outstanding letters of credit generally only collateralize payment of recorded liabilities.

The Company expects cash from operations, borrowings under its current or similar revolving credit facility and its agreement to sell trade accounts receivable to be sufficient to provide funds for capital expenditure commitments, scheduled debt repayments and working capital needs.

Cash Flows

Net cash provided by operations was $171.0 million in 2002, compared to $151.2 million in the prior year. Increased net income and deferred taxes were offset in part by changes in working capital items. Higher Steel shipments increased receivables $8.6 million. CAC receivables declined $14.1 million and raw material and supply inventories grew $7.1 million as wet weather in the Company's Texas markets reduced ready-mix and aggregate sales in the May 2002 quarter. Collection of tax refund claims reduced receivables $14.2 million. Accounts payable and accrued expenses decreased $24.1 million due primarily to lower trade accounts payable. Deferred taxes include a $15.3 million alternative minimum tax credit carryforward that is available for offset against future regular income taxes.

Net cash used by investing activities was $29.5 million in 2002, compared to $125.1 million in the prior year, consisting principally of capital expenditure items. Capital expenditures for normal replacement and technological upgrades of existing equipment and expansions of the Company's operations excluding major plant expansions were $29.7 million, down $59.0 million from 2001. The fiscal year 2003 capital expenditure budget is estimated currently at approximately $75 million. In 2001, $48.3 million was incurred in completing the expansion of the Company's Midlothian, Texas cement plant.

Net cash used by financing activities was $142.7 million in 2002, compared to $24.3 million in the prior year. Long-term debt was reduced $139.3 million. In 2001, the Company purchased, at a cost of $7.8 million, approximately 339,000 shares of its Common Stock for general corporate purposes. The Company's quarterly cash dividend at $.075 per common share remained unchanged from the prior year.

OTHER ITEMS

Litigation

In November 1998, Chaparral Steel Company, a wholly owned subsidiary, filed an action in the District Court of Ellis County, Texas against certain graphite electrode suppliers seeking damages for illegal restraints of trade in the sale of graphite electrodes. The Company has obtained settlements from the major producers of graphite electrodes named in the action.

Environmental Matters

The Company is subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions, furnace dust disposal and wastewater discharge. The Company believes it is in substantial compliance with applicable environmental laws and regulations, however, from time to time the Company receives claims from federal and state environmental regulatory agencies and entities asserting that the Company is or may be in violation of certain environmental laws and regulations. Based on its experience and the information currently available to it, the Company believes that such claims will not have a material impact on its financial condition or results of operations. Despite the Company's compliance and experience, it is possible that the Company could be held liable for future charges which might be material but are not currently known or estimable. In addition, changes in federal or state laws, regulations or requirements or discovery of currently unknown conditions could require additional expenditures by the Company.

Market Risk

The Company does not enter into derivatives or other financial instruments for trading or speculative purposes. Because of the short duration of the Company's investments, changes in market interest rates would not have a significant impact on their fair value. The current fair value of the Company's long-term debt, including current maturities, does not exceed its carrying value. Market risk, when estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the Company's weighted average long-term borrowing rate, would not have a significant impact on the carrying value of long-term debt.

New Accounting Pronouncements

Effective June 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes a comprehensive standard for the recognition and measurement of derivatives and hedging activities. Due to the Company's limited use of derivatives, the impact was not material.

Effective June 1, 2002, the Company will adopt Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Its adoption is not expected to have an immediate effect on the financial statements of the Company.

Effective June 1, 2003, the Company will adopt Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," which establishes standards for accounting for legal obligations associated with the retirement of long-lived assets. Its adoption is not expected to have an immediate effect on the financial statements of the Company.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

Certain statements contained in this annual report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, the impact of competitive pressures and changing economic and financial conditions on the Company's business, construction activity in the Company's markets, abnormal periods of inclement weather, changes in the cost of raw materials, fuel, and energy and the impact of environmental laws and other regulations. For further information refer to the Company's annual report on Form 10-K.

CONSOLIDATED BALANCE SHEETS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

In thousands	May 31, 2002	2001
ASSETS		
CURRENT ASSETS		
Cash	$ 7,430	$ 8,734
Receivables	56,138	77,297
Inventories	276,482	262,411
Deferred taxes and prepaid expenses	31,192	36,510
TOTAL CURRENT ASSETS	371,242	384,952
OTHER ASSETS		
Goodwill	146,474	143,085
Real estate and investments	41,524	39,666
Deferred charges and intangibles	29,679	29,678
	217,677	212,429
PROPERTY, PLANT AND EQUIPMENT		
Land and land improvements	209,557	194,348
Buildings	102,358	99,981
Machinery and equipment	1,779,863	1,740,178
Construction in progress	45,450	84,650
	2,137,228	2,119,157
Less allowances for depreciation	952,870	859,177
	1,184,358	1,259,980
	$1,773,277	$1,857,361
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Trade accounts payable	$ 111,037	$ 129,375
Accrued interest, wages and other items	48,363	53,348
Current portion of long-term debt	9,228	9,237
TOTAL CURRENT LIABILITIES	168,628	191,960
LONG-TERM DEBT	474,963	614,250
DEFERRED INCOME TAXES AND OTHER CREDITS	167,276	138,906
COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY HOLDING SOLELY COMPANY CONVERTIBLE DEBENTURES	200,000	200,000
SHAREHOLDERS' EQUITY		
Common stock, $1 par value	25,067	25,067
Additional paid-in capital	260,091	258,531
Retained earnings	569,096	524,104
Cost of common stock in treasury	(91,844)	(95,457)
	762,410	712,245
	$1,773,277	$1,857,361

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

In thousands except per share	2002	*Year Ended May 31,* 2001	2000
NET SALES	$ 1,344,920	$ 1,252,232	$ 1,306,407
COSTS AND EXPENSES (INCOME)			
Cost of products sold	1,134,222	1,082,012	1,064,477
Selling, general and administrative	109,151	110,956	113,713
Interest	42,680	37,061	32,743
Other income	(24,683)	(26,368)	(19,500)
	1,261,370	1,203,661	1,191,433
INCOME BEFORE THE FOLLOWING ITEMS	83,550	48,571	114,974
Income taxes	25,124	15,198	37,995
	58,426	33,373	76,979
Dividends on preferred securities - net of tax	(7,150)	(7,150)	(7,150)
NET INCOME	$ 51,276	$ 26,223	$ 69,829
BASIC			
Average shares	21,072	21,051	21,172
Earnings per share	$ 2.43	$ 1.26	$ 3.31
DILUTED			
Average shares	21,517	21,307	24,502
Earnings per share	$ 2.38	$ 1.24	$ 3.15
Cash dividends per share	$ .30	$ .30	$ .30

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

In thousands	Year Ended May 31, 2002	2001	2000
OPERATING ACTIVITIES			
Net income	$ 51,276	$ 26,223	$ 69,829
Gain on disposal of assets	(738)	(15,790)	(2,497)
Non-cash items			
Depreciation, depletion and amortization	100,737	101,385	97,264
Deferred taxes	25,832	22,659	15,372
Other - net	5,247	1,004	6,311
Changes in operating assets and liabilities			
Receivables sold	—	40,000	(15,000)
Receivables	20,660	(27,992)	(24,844)
Inventories and prepaid expenses	(7,058)	(22,684)	(20,496)
Accounts payable and accrued liabilities	(24,098)	23,724	28,598
Real estate and investments	(885)	2,649	1,028
NET CASH PROVIDED BY OPERATIONS	170,973	151,178	155,565
INVESTING ACTIVITIES			
Capital expenditures - expansions	—	(48,261)	(266,346)
Capital expenditures - other	(29,662)	(88,631)	(50,750)
Proceeds from disposal of assets	5,433	16,084	5,351
Other - net	(5,309)	(4,287)	(9,842)
NET CASH USED BY INVESTING	(29,538)	(125,095)	(321,587)
FINANCING ACTIVITIES			
Proceeds of long-term borrowing	382,300	372,972	296,826
Debt retirements	(521,598)	(382,148)	(129,714)
Purchase of treasury shares	(206)	(7,765)	(143)
Common dividends paid	(6,284)	(6,280)	(6,313)
Other - net	3,049	(1,116)	(5,298)
NET CASH PROVIDED (USED) BY FINANCING	(142,739)	(24,337)	155,358
INCREASE (DECREASE) IN CASH	(1,304)	1,746	(10,664)
CASH AT BEGINNING OF YEAR	8,734	6,988	17,652
CASH AT END OF YEAR	$ 7,430	$ 8,734	$ 6,988

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

In thousands	Common Stock $1 Par Value	Additional Paid-in Capital	Retained Earnings	Treasury Common Stock	Total Shareholders' Equity
May 31, 1999	$25,067	$257,773	$440,645	$(90,935)	$632,550
Net income*			69,829		69,829
Common dividends paid – $.30 per share			(6,313)		(6,313)
Treasury shares issued for bonuses and options – 82,695 shares		552		1,551	2,103
Treasury shares purchased – 3,913 shares				(143)	(143)
May 31, 2000	25,067	258,325	504,161	(89,527)	698,026
Net income*			26,223		26,223
Common dividends paid – $.30 per share			(6,280)		(6,280)
Treasury shares issued for bonuses and options – 97,865 shares		206		1,835	2,041
Treasury shares purchased – 339,476 shares				(7,765)	(7,765)
May 31, 2001	25,067	258,531	524,104	(95,457)	712,245
Net income*			51,276		51,276
Common dividends paid – $.30 per share			(6,284)		(6,284)
Treasury shares issued for bonuses and options – 203,695 shares		1,560		3,819	5,379
Treasury shares purchased – 5,248 shares				(206)	(206)
May 31, 2002	$25,067	$260,091	$569,096	$(91,844)	$762,410

* Other comprehensive income for the years presented is the same as net income.

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Texas Industries, Inc. ("TXI" or the "Company") is a leading supplier of construction materials through two business segments: cement, aggregate and concrete products (the "CAC" segment); and structural steel and specialty bar products (the "Steel" segment). Through the CAC segment, the Company produces and sells cement, stone, sand and gravel, expanded shale and clay aggregate and concrete products from facilities concentrated in Texas, Louisiana, and California, with several products marketed throughout the United States. Through its Steel segment, the Company produces and sells structural steel, piling products, specialty bar products, merchant bar-quality rounds, reinforcing bar and channels for markets in North America.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and all subsidiaries. Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation.

Estimates. The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Fair Value of Financial Instruments. The estimated fair value of each class of financial instrument as of May 31, 2002 approximates its carrying value except for long-term debt having fixed interest rates and mandatorily redeemable preferred securities of subsidiary. The fair value of long-term debt at May 31, 2002, estimated by applying discounted cash flow analysis based on interest rates currently available to the Company for such debt with similar terms and remaining maturities, is approximately $461.1 million compared to the carrying amount of $484.2 million. The fair value of mandatorily redeemable preferred securities of subsidiary at May 31, 2002, estimated based on NYSE quoted market prices, is approximately $151.0 million compared to the carrying amount of $200.0 million.

Cash Equivalents. For cash flow purposes, temporary investments which have maturities of less than 90 days when purchased are considered cash equivalents.

Property, Plant and Equipment. Property, plant and equipment is recorded at cost. Provisions for depreciation are computed generally using the straight-line method. Provisions for depletion of mineral deposits are computed on the basis of the estimated quantity of recoverable raw materials. Useful lives for the Company's primary operating facilities range from 10 to 20 years. Maintenance and repairs are charged to expense as incurred. Costs incurred for scheduled shut-downs to refurbish the Steel facilities are amortized over the production period, typically 12 to 24 months.

Goodwill and Other Intangible Assets. Effective June 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," ("SFAS No. 142") which requires that goodwill not be amortized but instead be tested for impairment annually by each reporting unit. Goodwill identified with CAC resulted from the acquisition of Riverside Cement Company. Goodwill identified with Steel resulted from the acquisition of Chaparral Steel Company. Settlement of claims relating to the acquisition of the minority interest in Chaparral resulted in $3.4 million of additional goodwill in 2002. An independent evaluation determined that in each case the fair value of the respective reporting unit exceeds its carrying value. The carrying value of goodwill by business segment is summarized as follows:

In thousands	**2002**	2001
CAC		
Gross carrying value	$ 66,766	$ 66,766
Accumulated amortization	(5,458)	(5,458)
	61,308	61,308
Steel		
Gross carrying value	112,265	108,876
Accumulated amortization	(27,099)	(27,099)
	85,166	81,777
	$146,474	$143,085

As required by SFAS No. 142, the results for periods prior to its adoption have not been restated. The following reconciles the reported net income and earnings per share to that which would have resulted had SFAS No. 142 been applied to the years ended May 31, 2001 and 2000.

In thousands except per share	2001	2000
Net income		
As reported	$26,223	$69,829
Goodwill amortization net of tax	3,964	3,919
As adjusted	$30,187	$73,748
Basic earnings per share		
As reported	$ 1.26	$ 3.31
As adjusted	$ 1.43	$ 3.48
Diluted earnings per share		
As reported	$ 1.24	$ 3.15
As adjusted	$ 1.42	$ 3.30

Deferred charges and intangibles include non-compete agreements and other intangibles with finite lives being amortized in accordance with SFAS No. 142 on a straight-line basis over periods of 5 to 15 years. Their carrying value, adjusted for write-offs, totaled $3.5 million at May 31, 2002 and $4.6 million at May 31, 2001, net of accumulated amortization of $5.1 million at May 31, 2002 and $5.4 million at May 31, 2001. Amortization expense incurred was $1.2 million in 2002, $1.3 million in 2001 and $1.4 million in 2000. Estimated annual amortization for each of the five succeeding years is $900,000, $400,000, $400,000, $300,000 and $300,000.

Real Estate and Investments. Surplus real estate and real estate acquired for development of high quality industrial, office and multi-use parks totaled $14.3 million and $15.9 million at May 31, 2002 and 2001, respectively. Investments, composed primarily of life insurance contracts which may be used to fund certain Company benefit agreements, totaled $27.2 million and $23.8 million at May 31, 2002 and 2001, respectively.

Debt Issuance Cost. Debt issuance costs of $9.9 million and $11.4 million at May 31, 2002 and 2001, respectively, are associated with various debt issues and amortized over the terms of the related debt.

Other Credits. Other credits of $32.1 million at May 31, 2002, compared to $31.3 million at the prior year-end, are composed primarily of liabilities related to the Company's retirement plans and deferred compensation agreements.

Net Sales. Sales are recognized when title has transferred and products are delivered and are presented net of delivery costs as follows:

In thousands	**2002**	2001	2000
Revenues including delivery fees	$1,447,642	$1,347,609	$1,403,650
Freight and delivery costs	(102,722)	(95,377)	(97,243)
Net sales	$1,344,920	$1,252,232	$1,306,407

Other Income. Other income includes routine sales of surplus operating assets and real estate in the amount of $8.6 million in 2002, $19.6 million in 2001 and $4.1 million in 2000. Also included in other income was $9.6 million in 2002, $400,000 in 2001 and $6.3 million in 2000 from the Company's litigation against certain graphite electrode suppliers.

Income Taxes. Accounting for income taxes uses the liability method of recognizing and classifying deferred income taxes. The Company joins in filing a consolidated return with its subsidiaries. Current and deferred tax expense is allocated among the members of the group based on a stand-alone calculation of the tax of the individual member.

Earnings Per Share ("EPS"). Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period including certain contingently issuable shares. Diluted EPS adjusts net income for the net dividends on preferred securities of subsidiary and the outstanding shares for the dilutive effect of preferred securities, stock options and awards. Prior to the adoption of SFAS No. 142, net income was adjusted for the amortization of additional goodwill in connection with a contingent payment for the acquisition of Chaparral.

Basic and Diluted EPS are calculated as follows:

In thousands except per share	**2002**	2001	2000
Earnings:			
Net income	$ 51,276	$26,223	$69,829
Contingent price amortization	—	233	233
Basic earnings	51,276	26,456	70,062
Dividends on preferred securities - net of tax	—	—	7,150
Diluted earnings	$ 51,276	$26,456	$ 77,212
Shares:			
Weighted-average shares outstanding	20,927	20,908	21,037
Contingently issuable shares	145	143	135
Basic weighted-average shares	21,072	21,051	21,172
Preferred securities	—	—	2,889
Stock option and award dilution	445	256	441
Diluted weighted-average shares *	21,517	21,307	24,502
Basic earnings per share	$ 2.43	$ 1.26	$ 3.31
Diluted earnings per share	$ 2.38	$ 1.24	$ 3.15
* Shares excluded due to antidilutive effect:			
Preferred securities	2,889	2,889	—
Stock options and awards	578	903	541

New Accounting Pronouncements. Effective June 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes a comprehensive standard for the recognition and measurement of derivatives and hedging activities. Due to the Company's limited use of derivatives, the impact was not material.

Effective June 1, 2002, the Company will adopt Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Its adoption is not expected to have an immediate effect on the financial statements of the Company.

Effective June 1, 2003, the Company will adopt Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," which establishes standards for accounting for legal obligations associated with the retirement of long-lived assets. Its adoption is not expected to have an immediate effect on the financial statements of the Company.

WORKING CAPITAL

Working capital totaled $202.6 million at May 31, 2002, compared to $193.0 million at the prior year-end.

Receivables consist of:

In thousands	**2002**	2001
Notes and interest receivable	$13,100	$13,900
Tax refund claims	4,364	18,566
Accounts receivable	38,674	44,831
	$56,138	$77,297

Accounts receivable are presented net of allowances for doubtful receivables of $4.7 million in 2002 and $2.6 million in 2001.

The Company has an agreement to sell, on a revolving basis, an interest in a defined pool of trade receivables of up to $125 million. The agreement is subject to annual renewal. The maximum amount outstanding varies based upon the level of eligible receivables. Fees are variable and follow commercial paper rates. The interest sold totaled $125 million at both May 31, 2002 and 2001. Sales are reflected as reductions of accounts receivable and as operating cash flows. As collections reduce previously sold interests, new accounts receivable are customarily sold. Fees and expenses of $4.2 million, $7.6 million and $6.2 million are included in selling, general and administrative expenses in 2002, 2001 and 2000, respectively. The Company, as agent for the purchaser, retains collection and administration responsibilities for the participating interests of the defined pool.

Inventories consist of:

In thousands	**2002**	2001
Finished products	$ 85,818	$ 88,606
Work in process	56,504	48,572
Raw materials and supplies	134,160	125,233
	$276,482	$262,411

Inventories are stated at cost (not in excess of market) with approximately 59% of inventories using the last-in, first-out method (LIFO). If the average cost method (which approximates current replacement cost) had been used, inventory values would have been higher by $6.3 million in 2002 and $9.8 million in 2001.

Accrued interest, wages and other items consist of:

In thousands	**2002**	2001
Interest	$ 5,292	$ 7,715
Employee compensation	21,273	22,642
Income taxes	3,778	2,076
Other	18,020	20,915
	$48,363	$53,348

LONG-TERM DEBT

Long-term debt is comprised of the following:

In thousands	**2002**	2001
Revolving credit facility maturing in 2004, current interest rates average 3.93%	$ 90,000	$220,000
Senior notes		
Notes due through 2017, interest rates average 7.28%	200,000	200,000
Notes due through 2008, interest rates average 7.28%	75,000	75,000
Notes due through 2004, interest rates average 10.2%	16,000	24,000
Variable-rate industrial development revenue bonds		
Bonds maturing in 2028, interest rate approximately 2%	50,000	50,000
Bonds maturing in 2029, interest rate approximately 2%	25,000	25,000
Bonds maturing in 2029, interest rate approximately 2%	20,500	20,500
Pollution control bonds, due through 2007, interest rate 3.56% (75% of prime)	4,535	5,215
Other, maturing through 2009, interest rates from 7.5% to 10%	3,156	3,772
	484,191	623,487
Less current maturities	9,228	9,237
	$474,963	$614,250

Annual maturities of long-term debt for each of the five succeeding years are $9.2, $144.2, $41.2, $45.9 and $40.9 million.

The Company has available a bank-financed long-term revolving credit facility. As provided by the terms of the agreement, the Company has elected to reduce the borrowing capacity of the facility from $450 million to $350 million effective August 2, 2002. Commitment fees at a current annual rate of .375% are paid on the unused portion of the facility. An interest rate at the applicable margin above either prime or LIBOR is selected at the time of each borrowing. At May 31, 2002, $90.0 million was outstanding under the facility. In addition, $111.4 million was utilized to support letters of credit issued primarily to secure the Company's variable-rate industrial development revenue bonds which allows the interest rates on these bonds to closely follow the tax-exempt commercial paper rates.

Loan agreements contain covenants that provide for restrictions on the payment of dividends on common stock and place limitations on incurring certain indebtedness, purchasing treasury stock, and making capital expenditures and certain investments. Under the most restrictive of these agreements, the Company's total debt is limited based on the ratio of debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"). At May 31, 2002, $181.0 million of additional debt could have been incurred. In addition, the aggregate amount of annual fixed charges which includes cash dividends on common stock is limited based on the ratio of EBITDA to fixed charges. At May 31, 2002, $44.2 million of additional fixed charges could have been incurred. The Company is in compliance with all loan covenant restrictions.

The amount of interest paid was $43.6 million in 2002, $50.9 million in 2001 and $40.6 million in 2000. No interest was capitalized in 2002. Interest capitalized in 2001 and 2000 totaled $15.6 million and $12.7 million, respectively.

OPERATING LEASES

The Company leases certain mobile and other equipment, office space and other items which in the normal course of business are renewed or replaced by other leases. Total expense for such operating leases (other than for mineral rights) amounted to $29.0 million in 2002, $32.0 million in 2001 and $24.3 million in 2000. Non-cancelable operating leases with an initial or remaining term of more than one year including leases for which delivery of equipment is pending totaled $76.8 million at May 31, 2002. Estimated annual lease payments for the five succeeding years are $24.4 million, $10.5 million, $10.6 million, $6.4 million and $4.2 million.

PREFERRED SECURITIES OF SUBSIDIARY

On June 5, 1998, TXI Capital Trust I (the "Trust"), a Delaware business trust wholly owned by the Company, issued 4,000,000 of its 5.5% Shared Preference Redeemable Securities ("Preferred Securities") to the public for gross proceeds of $200 million. The combined proceeds from the issuance of the Preferred Securities and the issuance to the Company of the common securities of the Trust were invested by the Trust in $206.2 million aggregate principal amount of 5.5% convertible subordinated debentures due June 30, 2028 (the "Debentures") issued by the Company. The Debentures are the sole assets of the Trust.

Holders of the Preferred Securities are entitled to receive cumulative cash distributions at an annual rate of $2.75 per Preferred Security (equivalent to a rate of 5.5% per annum of the stated liquidation amount of $50 per Preferred Security). The Company has guaranteed, on a subordinated basis, distributions and other payments due on the Preferred Securities, to the extent the Trust has funds available therefor and subject to certain other limitations (the "Guarantee"). The Guarantee, when taken together with the obligations of the Company under the Debentures, the Indenture pursuant to which the Debentures were issued, and the Amended and Restated Trust Agreement of the Trust (including its obligations to pay costs, fees, expenses, debts and other obligations of the Trust [other than with respect to the Preferred Securities and the common securities of the Trust]), provide a full and unconditional guarantee of amounts due on the Preferred Securities.

The Debentures are redeemable for cash, at par, plus accrued and unpaid interest, under certain circumstances relating to federal income tax matters or in whole or in part at the option of the Company. Upon any redemption of the Debentures, a like aggregate liquidation amount of Preferred Securities will be redeemed. The Preferred Securities do not have a stated maturity date, although they are subject to mandatory redemption upon maturity of the Debentures on June 30, 2028, or upon earlier redemption.

Each Preferred Security is convertible at any time prior to the close of business on June 30, 2028, at the option of the holder into shares of the Company's common stock at a conversion rate of .72218 shares of the Company's common stock for each Preferred Security (equivalent to a conversion price of $69.235 per share of TXI Common Stock).

SHAREHOLDERS' EQUITY

Common stock consists of:

In thousands	**2002**	2001
Shares authorized	40,000	40,000
Shares outstanding at May 31	21,026	20,828
Shares held in treasury	4,041	4,239
Shares reserved for stock options and other	3,503	3,698

There are authorized 100,000 shares of Cumulative Preferred Stock, no par value, of which 20,000 shares are designated $5 Cumulative Preferred Stock (Voting), redeemable at $105 per share and entitled to $100 per share upon dissolution. An additional 25,000 shares are designated Series B Junior Participating Preferred Stock. The Series B Preferred Stock is not redeemable and ranks, with respect to the payment of dividends and the distribution of assets, junior to (i) all other series of the Preferred Stock unless the terms of any other series shall provide otherwise and (ii) the $5 Cumulative Preferred Stock. Pursuant to a Rights Agreement, in November 1996, the Company distributed a dividend of one preferred share purchase right for each outstanding share of the Company's Common Stock. Each right entitles the holder to purchase from the Company one two-thousandth of a share of the Series B Junior Participating Preferred Stock at a price of $122.50, subject to adjustment. The rights will expire on November 1, 2006 unless the date is extended or the rights are earlier redeemed or exchanged by the Company pursuant to the Rights Agreement.

STOCK OPTION PLAN

The Company's stock option plan as approved by shareholders provides that non-qualified and incentive stock options to purchase Common Stock may be granted to directors, officers and key employees at market prices at date of grant. Outstanding options become exercisable in installments beginning one year after date of grant and expire ten years later. The Company has elected to continue utilizing the accounting prescribed by APB No. 25 for stock issued under this plan. If compensation cost had been recognized based on the fair value at the date of grant consistent with the method prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

In thousands except per share	**2002**	2001	2000
Net income			
As reported	$51,276	$26,223	$69,829
Pro forma	48,005	22,869	66,644
Basic earnings per share			
As reported	2.43	1.26	3.31
Pro forma	2.28	1.10	3.16
Diluted earnings per share			
As reported	2.38	1.24	3.15
Pro forma	2.23	1.08	3.02

The weighted-average fair value of options granted in 2002, 2001 and 2000 was $14.57, $11.77 and $17.39, respectively. The fair value of each option grant was estimated on the date of grant for purposes of the pro forma disclosures using the Black-Scholes option-pricing model based on the following weighted average assumptions:

	2002	2001	2000
Dividend yield	.83%	1.01%	.74%
Volatility factor	.350	.343	.327
Risk-free interest rate	4.77%	5.16%	6.57%
Expected life in years	6.4	6.4	6.4

A summary of option transactions for the three years ended May 31, 2002, follows:

	Shares Under Option	Weighted-Average Option Price
Outstanding at May 31, 1999	2,055,123	$28.31
Granted	251,800	40.75
Exercised	(75,518)	21.41
Canceled	(69,280)	32.58
Outstanding at May 31, 2000	2,162,125	29.86
Granted	397,850	29.71
Exercised	(90,020)	19.31
Canceled	(67,950)	37.43
Outstanding at May 31, 2001	2,402,005	30.02
Granted	227,300	36.20
Exercised	(191,362)	23.05
Canceled	(38,790)	38.61
Outstanding at May 31, 2002	**2,399,153**	**$31.02**

Options exercisable as of May 31 were 1,567,983 shares in 2002, 1,401,705 shares in 2001 and 1,132,855 shares in 2000 at a weighted-average option price of $29.04; $27.29 and $25.29, respectively. The following table summarizes information about stock options outstanding as of May 31, 2002.

	Range of Exercise Prices		
	$12.03 - $16.85	$21.84 - $37.13	$41.53 - $50.57
Options outstanding			
Shares outstanding	268,131	1,572,972	558,050
Weighted-average remaining life in years	2.20	6.36	6.38
Weighted-average exercise price	$15.47	$28.70	$45.02
Options exercisable			
Shares exercisable	268,131	945,152	354,700
Weighted-average exercise price	$15.47	$26.67	$45.62

The Company has reserved 940,050 shares for future grants.

INCOME TAXES

The Company received income tax refunds of $25.5 million in 2002 and made income tax payments of $2.2 million, $13.5 million and $3.9 million in 2002, 2001 and 2000, respectively.

The provisions for income taxes are composed of:

In thousands	**2002**	2001	2000
Current (benefit)	$ (708)	$ (7,461)	$22,623
Deferred	25,832	22,659	15,372
Expense *	$25,124	$15,198	$37,995

* Excludes $3.9 million in tax benefit related to preferred securities of subsidiary in each period.

A reconcilement from statutory federal taxes to the preceding provisions follows:

In thousands	**2002**	2001	2000
Taxes at statutory rate	$29,243	$17,000	$40,241
Additional depletion	(5,213)	(4,505)	(4,619)
Nondeductible goodwill	—	1,007	993
State income tax	1,492	583	1,648
Nontaxable insurance benefits	(845)	(736)	(640)
Other - net	447	1,849	372
	$25,124	$15,198	$37,995

The components of the net deferred tax liability at May 31 are summarized below.

In thousands	**2002**	2001
Deferred tax assets		
Deferred compensation	$ 10,175	$ 8,652
Expenses not currently tax deductible	5,064	5,255
Tax cost in inventory	696	1,832
Alternative minimum tax credit carryforward	15,319	15,635
Total deferred tax assets	31,254	31,374
Deferred tax liabilities		
Accelerated tax depreciation	146,532	122,313
Deferred real estate gains	5,022	5,022
Other	3,048	1,555
Total deferred tax liabilities	154,602	128,890
Net tax liability	123,348	97,516
Less current portion (asset)	(11,786)	(10,091)
Net deferred tax liability	$135,134	$107,607

The $15.3 million alternative minimum tax credit carryforward does not expire and is available for offset against future regular income tax.

LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

The Company is subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions, furnace dust disposal and wastewater discharge. The Company believes it is in substantial compliance with applicable environmental laws and regulations, however, from time to time the Company receives claims from federal and state environmental regulatory agencies and entities asserting that the Company is or may be in violation of certain environmental laws and regulations. Based on its experience and the information currently available to it, the Company believes that such claims will not have a material impact on its financial condition or results of operations. Despite the Company's compliance and experience, it is possible that the Company could be held liable for future charges which might be material but are not currently known or estimable. In addition, changes in federal or state laws, regulations or requirements or discovery of currently unknown conditions could require additional expenditures by the Company.

The Company and subsidiaries are defendants in lawsuits which arose in the normal course of business. In management's judgment (based on the opinion of counsel) the ultimate liability, if any, from such legal proceedings will not have a material effect on the consolidated financial position or results of operations of the Company.

In November 1998, Chaparral Steel Company, a wholly owned subsidiary, filed an action in the District Court of Ellis County, Texas against certain graphite electrode suppliers seeking damages for illegal restraints of trade in the sale of graphite electrodes. The Company has obtained settlements from the major producers of graphite electrodes named in the action.

RETIREMENT PLANS

Substantially all employees of the Company are covered by a series of defined contribution retirement plans. The amount of pension expense charged to costs and expenses for the above plans was $6.2 million in 2002, $5.5 million in 2001 and $3.2 million in 2000. It is the Company's policy to fund the plans to the extent of charges to income.

Certain employees and retirees of an acquired subsidiary are covered by defined retirement and postretirement health benefit plans. The plan assets approximate the plan benefit obligations. The postretirement liability for these plans was $8.1 million at May 31, 2002. The amount of pension expense charged to costs and expenses was $1.5 million in 2002, $1.2 million in 2001 and $1.1 million in 2000. Payments under these plans amounted to $2.2 million in 2002, $1.4 million in 2001 and $200,000 in 2000.

INCENTIVE PLANS

All personnel employed as of May 31 share in the pretax income of the Company for the year then ended based on predetermined formulas. The duration of most of the plans is one year; certain executives are additionally covered under a three-year plan. All plans are subject to annual review by the Company's Board of Directors. The expense included in selling, general and administrative was $3.5 million, $7.2 million and $13.6 million for 2002, 2001 and 2000, respectively.

Certain executives of Chaparral participate in a deferred compensation plan based on a five-year average of earnings. No expense was incurred in 2002. Amounts recorded as reductions to prior year accruals under the plan were $1.8 million in 2001 and $1.0 million in 2000.

BUSINESS SEGMENTS

The Company has two reportable segments: cement, aggregate and concrete products (the "CAC" segment) and steel (the "Steel" segment). The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because of significant differences in manufacturing processes, distribution and markets served. Through the CAC segment the Company produces and sells cement, stone, sand and gravel, expanded shale and clay aggregate and concrete products. Through its Steel segment, the Company produces and sells structural steel, piling products, specialty bar products, merchant bar-quality rounds, reinforcing bar and channels. Operating profit is net sales less operating costs and expenses, excluding general corporate expenses and interest expense. Identifiable assets by segment are those assets that are used in the Company's operation in each segment. Corporate assets consist primarily of cash, real estate and other financial assets not identified with a major business segment. Operating results and certain other financial data for the Company's business segments are presented on pages 11 and 12 under "Business Segments" of Management's Discussion and Analysis of Financial Condition and Results of Operations, and are incorporated herein by reference.

QUARTERLY FINANCIAL INFORMATION *(Unaudited)*

The following is a summary of quarterly financial information (in thousands except per share).

2002	Aug.	Nov.	Feb.	May
Net sales				
CAC	$199,122	$172,527	$155,062	$181,894
Steel	162,440	162,960	148,440	162,475
	361,562	335,487	303,502	344,369
Operating profit (loss)				
CAC	37,372	31,314	20,882	29,666
Steel	(6,894)	12,680	9,788	15,807
	30,478	43,994	30,670	45,473
Net income	5,011	16,590	6,117	23,558
Per share				
Net income				
Basic	.24	.79	.29	1.11
Diluted	.23	.76	.28	1.03
Dividends	.075	.075	.075	.075
Stock price				
High	42.14	42.00	38.84	44.85
Low	31.45	23.00	33.30	37.20

2001	Aug.	Nov.	Feb.	May
Net sales				
CAC	$193,237	$159,673	$133,665	$191,426
Steel	171,935	140,899	120,772	140,625
	365,172	300,572	254,437	332,051
Operating profit (loss)				
CAC	43,221	28,178	11,700	51,646
Steel	13,173	3,939	(10,209)	(29,429)
	56,394	32,117	1,491	22,217
Net income (loss)	25,664	9,932	(11,517)	2,144
Per share				
Net income (loss)				
Basic	1.21	.47	(.55)	.11
Diluted	1.13	.47	(.55)	.10
Dividends	.075	.075	.075	.075
Stock price				
High	34.94	34.00	30.94	34.55
Low	28.06	20.88	22.13	26.83

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Texas Industries, Inc.

We have audited the accompanying consolidated balance sheets of Texas Industries, Inc. and subsidiaries (the Company) as of May 31, 2002 and 2001, the business segment information on pages 11 through 12 of the annual report and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended May 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Industries, Inc. and subsidiaries at May 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in the "Summary of Significant Accounting Policies" footnote to the consolidated financial statements, in fiscal year 2002 the Company changed its method of accounting for goodwill.

Ernst + Young LLP

Dallas, Texas
July 9, 2002

BOARD OF DIRECTORS AND OFFICERS

DIRECTORS

Gerald R. Heffernan
Chairman of the Board

Robert D. Rogers
President and Chief Executive Officer

Robert Alpert
President and Chairman of the Board –
Angelholm Corp. d/b/a – The Alpert Companies

John M. Belk
Chairman of the Board and CEO, Belk Stores Service, Inc.

Gordon E. Forward
Private Investments

James M. Hoak, Jr.
Chairman and Principal – Hoak Capital Corporation

David A. Reed
Managing Partner – Causeway Capital Partners, L.P.

Eugenio Clariond Reyes
President and CEO – Grupo IMSA, S.A.

Ian Wachtmeister
Vice Chairman – The Empire, AB

Elizabeth C. Williams
Treasurer, Southern Methodist University

OFFICERS

Robert D. Rogers
President and Chief Executive Officer

Mel G. Brekhus
Executive Vice President, Cement, Aggregate and Concrete

Tommy A. Valenta
Executive Vice President, Steel

Richard M. Fowler
Executive Vice President, Finance

Barry M. Bone
Vice President, Real Estate

William J. Durbin
Vice President, Human Resources

Carlos E. Fonts
Vice President, Development

Robert C. Moore
Vice President, General Counsel and Secretary

OPERATIONS AND STAFF OFFICERS

Kenneth R. Allen
Vice President and Treasurer

Timothy J. Bourcier
Vice President, Operations – Steel

J. Lynn Davis
Vice President, Cement

William H. Dickert
Vice President, Steel Marketing and Sales

George E. Eure
Vice President, Expanded Shale and Clay

E. Leo Faciane
Vice President, Environmental Affairs

Julia P. Fuller
Assistant Treasurer

Philip L. Gaynor
Vice President, Cement Manufacturing

J. Celtyn Hughes
Vice President, Logistics and Steel Finance

Richard T. Jaffre
Vice President, Raw Materials

D. Randall Jones
Vice President, Communications and Government Affairs

J. Michael Link
Vice President, Controller, Cement, Aggregate and Concrete

Stephen D. Mayfield
Vice President, Aggregates

Daniel J. McAuliffe
Vice President, Real Estate Marketing

James R. McCraw
Vice President, Accounting and Information Services

Michael E. Perkins
Vice President, Concrete

Ronnie A. Pruitt
Vice President, Aggregate and Cement Sales

J. Barrett Reese
Vice President, Marketing, Cement, Aggregate and Concrete

James B. Rogers
Vice President, Consumer Products

Robert J. Simcoe
Vice President, Virginia Plant Manager – Steel

SHAREHOLDER INFORMATION

WEB ADDRESS

www.txi.com

FORM 10-K REQUESTS

Shareholders may obtain, without charge a copy of the Company's Form 10-K for the year ended May 31, 2002, as filed with the Securities and Exchange Commission. Written requests should be addressed to Investor Relations at the Corporate Office or by email to: investor@txi.com

The information contained herein is not given in connection with any sale or offer of, or solicitation of any offer to buy, any securities.

TEXAS INDUSTRIES, INC. CORPORATE OFFICE

1341 West Mockingbird Lane

Dallas, Texas 75247-6913

Telephone: 972.647.6700 Fax: 972.647.3878

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services, LLC

Shareholder Inquiries 1.800.635.9270

STOCK EXCHANGE LISTING

New York Stock Exchange

Texas Industries, Inc. — TXI

TXI Capital Trust I Preferred — TXI Pr S

ANNUAL MEETING

The Annual Meeting of Shareholders of Texas Industries, Inc. will be held on Tuesday, October 15, 2002 at 9:30 a.m. at RailPort Industrial Park, located at the intersection of US Highway 67 at RailPort Parkway in Midlothian, Texas. Proxies for this meeting will be requested by Management. All Shareholders are cordially urged to attend in order to comment and advise on matters concerning the Company.

TEXAS INDUSTRIES, INC.

1341 West Mockingbird Lane • Dallas, Texas 75247-6913

Telephone: 972.647.6700 • Fax: 972.647.3878